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                             January 25, 2023

       Russell L. Leaf
       Partner
       Willkie Farr & Gallagher LLP
       787 Seventh Avenue
       New York, New York 10019

                                                        Re: AMARIN CORP PLC\UK
                                                            PREC14A filed
January 18, 2023
                                                            Filed by Sarissa
Capital Catapult Fund LLC et al.
                                                            SEC File No.
0-12392

       Dear Russell L. Leaf:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your proxy statement, unless otherwise indicated.

       PREC14A filed January 18, 2023

       Proposal 1 - Removal of Chairman Per Wold-Olsen From the Board, page 6

   1.                                                   Your disclosure
indicates that pursuant to the Company's governing instruments, the
                                                        Board is limited to 15
members. If Proposal 1 is not approved, but Proposals 3 through 9 pass, there would be
more than 15 Board members. Disclose what would happen in that case, or revise the
proxy statement and proxy card to indicate some aspect of
                                                        conditionality among
the proposals.
       Proposals 3 through 9 - Election of Directors, page 6

   2. Clearly disclose how long these director nominees will serve if elected to the Board.
   3. Expand to discuss your nominees' plans for the Company if they are elected to the Board,
 Russell L. Leaf
Willkie Farr & Gallagher LLP
January 25, 2023
Page 2
         and to describe the specific actions they will advocate for despite their minority status.
4. Refer to the last paragraph on page 6. Expand to fully describe the indemnification obligations of the Beneficial Owners to participants in this solicitation and their affiliates.
         See Item 5(b) of Schedule 14A.
How to Vote, page 11

5. Describe the method by which shareholders can "lodge" their proxies at the offices of the
         Company's registrars. For example, clarify if proxies can be transmitted via email or facsimile or whether they must be mailed to the address provided in England.
General

6. Please include a Background section discussing the events and contacts between the parties leading up to this solicitation.
7. Revise to provide the disclosure required by Item 23 of Schedule 14A. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameRussell L. Leaf                                Sincerely,
Comapany NameWillkie Farr & Gallagher LLP
                                                                 Division of
Corporation Finance
January 25, 2023 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName